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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                                               SEC FILE NUMBER
                                                                   0-26292
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                                                             -------------------
                                                                CUSIP NUMBER
                                                                 20364V-10-9
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

/ / Form 10-K   / / Form 20-F   / / Form 11-K   /X/ Form 10-QSB   / / Form N-SAR

For Period Ended: MARCH 31, 2001

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:  NOT APPLICABLE

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE

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PART I--REGISTRANT INFORMATION

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        Full name of Registrant:          COMMUNITY FINANCIAL CORP
        Former Name if Applicable:        Not applicable.

                                          240 E. CHESTNUT STREET
                                          Address of Principal Executive Office
                                          (Street and Number)

                                          OLNEY, ILLINOIS  62450-2295
                                          City, State and Zip Code



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                                                       Community Financial Corp
                                                                SEC #:  0-26292
                                                             CUSIP: 20364V-10-9



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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

The registrant hereby represents that:

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                 (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/         (b)  The subject quarterly report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-QSB or portion thereof could not be filed within the prescribed time period.

         ON FEBRUARY 28, 2001, COMMUNITY FINANCIAL CORP, AN ILLINOIS CORPORATION (THE "COMPANY"), SOLD ALL OF THE OUTSTANDING CAPITAL STOCK OF TWO OF THE COMPANY'S BANKING SUBSIDIARIES, THE EGYPTIAN STATE BANK AND MID-AMERICA BANK OF ST. CLAIR COUNTY, FOR CASH IN THE AMOUNT OF $4,200,000 AND $3,700,000, RESPECTIVELY. IN ADDITION, ON MARCH 30, 2001, THE COMPANY EXECUTED AN AFFILIATION AND MERGER AGREEMENT WITH RESPECT TO THE ACQUISITION BY FIRST FINANCIAL CORPORATION, AN INDIANA CORPORATION, OF ALL OF THE ISSUED AND OUTSTANDING SHARES OF THE CAPITAL STOCK OF THE COMPANY.

         DESPITE THE COMPANY'S DILIGENT EFFORTS, COMPLETION OF THE FORM 10-QSB HAS BEEN DELAYED DUE TO UNANTICIPATED DIFFICULTIES AND DELAYS ASSOCIATED WITH THE COMPLETION OF PRO FORMA FINANCIAL INFORMATION AND OTHER INFORMATION TO BE INCLUDED IN THE FORM 10-QSB AS A RESULT OF THESE TRANSACTIONS.



                                      -2-

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                                                       Community Financial Corp
                                                                SEC #:  0-26292
                                                             CUSIP: 20364V-10-9


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PART IV--OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification:

         ANDREW J. KLINGHAMMER
         (314) 552-6000

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       /X/ Yes        / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      /X/ Yes        / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         THE COMPANY ANTICIPATES THAT THE STATEMENTS OF INCOME INCLUDED IN ITS QUARTERLY REPORT ON FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2001 WILL REPORT A NET LOSS OF APPROXIMATELY $2,251,000, AS COMPARED TO NET INCOME OF APPROXIMATELY $314,000 REPORTED FOR THE QUARTER ENDED MARCH 31, 2000. THE COMPANY ALSO ANTICIPATES THAT NET LOSS PER COMMON SHARE FOR THE QUARTER ENDED MARCH 31, 2001 WILL BE $1.05 PER SHARE, COMPARED TO NET INCOME OF $.15 PER COMMON SHARE FOR THE QUARTER ENDED MARCH 31, 2000. THE NET LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2001 IS ATTRIBUTABLE PRIMARILY TO A LOSS ON THE SALE OF THE EGYPTIAN STATE BANK AND MID-AMERICA BANK OF ST. CLAIR COUNTY ON FEBRUARY 28, 2001 AND ASSOCIATED EXPENSES.


                                      -3-

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                                                       Community Financial Corp
                                                                SEC #:  0-26292
                                                             CUSIP: 20364V-10-9




                            COMMUNITY FINANCIAL CORP
                  (Name of Registrant as Specified in Charter)

has caused this Form 12b-25 notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  MAY 15, 2001                        By /s/ Douglas W. Tompson
                                             ----------------------------------
                                              DOUGLAS W. TOMPSON
                                              CHIEF FINANCIAL OFFICER